UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

February 23, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES PUBLIC OFFERING OF SUSTAINABLE BONDS

Bancolombia announces that today it published in the daily bulletin of the Colombia Stock Exchange (Boletín Diario de la Bolsa de Valores de Colombia) the public offering notice corresponding to the second issuance of sustainable bonds under the issuance and placement program for ordinary bonds, green bonds, social bonds, sustainable bonds, orange bonds and subordinated bonds, which has an aggregate principal amount of up to COP 3 billion, which is registered with the National Registry of Securities and Issuers of Colombia (Registro Nacional de Valores y Emisores) and of which, to date, bonds have been issued and placed for nine hundred thousand million pesos.

The aggregate amount of the bonds offered is eight hundred thousand million pesos (COP $ 800,000,000,000 which are offered in tranches with final maturities of 2, 5, 10 and 15 years.

The proceeds of the sustainable bonds issuance will be used to finance projects that meet certain eligibility criteria defined in the offering memorandum (Prospecto) relating to (i) renewable energy; (ii) transportation; (iii) energy efficiency; (iv) circular economy; (v) affordable housing; and (vi) empowerment of women.

The public offering notice is available in the following link:

https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/26380e5d-19bb-487f-a314-ffad453f450d/Aviso+de+Oferta.pdf?MOD=AJPERES&CVID=nYCN08p

This communication does not constitute an offer to sell, or a request for an offer to buy, nor may any sale of the securities described herein be made in any state or jurisdiction in which said offer, request or sale would be contrary to the law without prior registration or compliance with the requirements of the securities laws of that state or jurisdiction.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Daniel Raad
Corporate VP	Financial VP	IR Director
Tel: (571) 4885675	Tel: (571) 4885934	Tel: (571) 4885371

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 23, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance